SECURITIES
W:

06008754

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 53661 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Creek Securites, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W63 N543 Hanover Avenue
(No. and Street)

Cedarburg (City) WI (State) 53012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Scott (262) 376-0693
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Ian Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Creek Securities, Inc., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Cedar Creek Securities, Inc.*

*Annual Report*

*March 31, 2006*

## *Table of Contents*

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

*CERTIFIED PUBLIC ACCOUNTANTS*

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

**Independent Auditor's Report**

May 2, 2006

Board of Directors
Cedar Creek Securities, Inc.
W63 N543 Hanover Avenue
Cedarburg, Wisconsin 53012

Board of Directors:

We have audited the accompanying balance sheets of Cedar Creek Securities, Inc. as of March 31, 2006 and March 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Creek Securities, Inc. as of March 31, 2006 and March 31, 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**1800 East Main Street, Suite 100**
**Waukesha, Wisconsin 53186-3902**

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

# Cedar Creek Securities, Inc.
## Balance Sheets
## March 31, 2006 and March 31, 2005

### Assets

| | 2006 | 2005 |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ 13,262 | $ 7,960 |
| Receivables from brokers | 26,018 | 14,239 |
| Prepaid expenses | 2,014 | 2,560 |
| Investments | 14,864 | 13,652 |
| Allowance for unrealized loss | (234) | (498) |
| Shareholders' receivables | - | 11,379 |
| Total Current Assets | 55,924 | 49,292 |
| **Property and Equipment:** | | |
| Office furniture, fixtures, and equipment | 5,981 | 3,693 |
| Leasehold improvements | 1,894 | 1,894 |
| Capitalized lease | 5,415 | 5,415 |
| Less: accumulated depreciation | (2,978) | (1,616) |
| Net Property and Equipment | 10,312 | 9,386 |
| **Other Assets:** | | |
| Deposits | 500 | 500 |
| Total Assets | $ 66,736 | $ 59,178 |

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

## Cedar Creek Securities, Inc.
## Balance Sheets
## March 31, 2006 and March 31, 2005

### Liabilities and Stockholders' Equity

| | 2006 | 2005 |
|---|---|---|
| **Current Liabilities:** | | |
| Current portion - long term debt | $ 1,156 | $ 1,227 |
| Accounts payable | 493 | 1,306 |
| Credit card payable | 8,987 | 7,336 |
| Accrued payroll | 5,000 | 2,400 |
| Accrued commissions payable | 15,697 | 5,072 |
| Total Current Liabilities | 31,333 | 17,341 |
| **Long Term Debt (Net of Current Portion)** | - | 1,156 |
| Total Liabilities | 31,333 | 18,497 |
| **Stockholders' Equity:** | | |
| Common stock | 90 | 90 |
| Additional paid in capital | 115,003 | 112,003 |
| Retained deficit | (68,510) | (71,412) |
| Treasury stock | (11,180) | - |
| Total Stockholders' Equity | 35,403 | 40,681 |
| Total Liabilities and Stockholders' Equity | $ 66,736 | $ 59,178 |

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

## Cedar Creek Securities, Inc.
## Statements of Income
## For the Years Ended March 31, 2006 and March 31, 2005

| | 2006 | 2005 |
|---|---|---|
| **Revenue:** | | |
| Commissions | $ 338,633 | $ 111,811 |
| Total Revenue | 338,633 | 111,811 |
| **Expenses:** | | |
| Clearing charges | 48,396 | 9,730 |
| Commissions | 163,627 | 25,567 |
| Depreciation | 1,362 | 1,035 |
| Donations | 200 | 150 |
| Dues & subscriptions | 2,363 | 3,525 |
| Insurance | 23,041 | 19,781 |
| Licenses and permits | 339 | 2,084 |
| Marketing | 2,979 | 372 |
| Miscellaneous | 538 | 495 |
| Occupancy | 12,983 | 12,916 |
| Office supplies | 3,561 | 1,567 |
| Payroll | 44,000 | 18,918 |
| Payroll taxes | 5,725 | 3,656 |
| Postage and delivery | 1,026 | 1,218 |
| Printing and reproduction | 1,201 | 551 |
| Professional services | 10,083 | 10,514 |
| Quote service | 2,962 | 3,645 |
| Registration fees | 3,668 | 3,673 |
| Repairs | 607 | 54 |
| Telephone | 5,713 | 5,194 |
| Travel & entertainment | 2,164 | 480 |
| Total Expenses | 336,538 | 125,125 |
| Net income (loss) from operations | 2,095 | (13,314) |

The accompanying accountant's audit report and notes to financial statements are an integral part of these statements.

## Cedar Creek Securities, Inc.
## Statements of Income
## For the Years Ended March 31, 2006 and March 31, 2005

| | 2006 | 2005 |
|---|---|---|
| **Other Income (Expense):** | | |
| Unrealized gain (loss) on investments | 264 | (674) |
| Realized gain (loss) on investments | (958) | 392 |
| Interest income | 344 | 58 |
| Other income (expense) | 2,827 | (12,740) |
| Interest expense | (1,670) | (1,044) |
| Total Other Income (Expense) | 807 | (14,008) |
| Net Income (Loss) | $ 2,902 | $ (27,322) |

The accompanying accountant's audit report and notes to financial statements are an integral part of these statements.

# Cedar Creek Securities, Inc.
## Statements of Changes in Stockholders' Equity
## For the Years Ended March 31, 2006 and March 31, 2005

| | Common Stock | Additional Paid in Capital | Retained Deficit | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, March 31, 2004 | $ 90 | $ 78,153 | $ (44,090) | $ - | $ 34,153 |
| Additional contribution | - | 33,850 | - | - | 33,850 |
| Stock issued | - | - | - | - | - |
| Net loss | - | - | (27,322) | - | (27,322) |
| Balance, March 31, 2005 | $ 90 | $ 112,003 | $ (71,412) | $ - | $ 40,681 |
| Additional contribution | - | 3,000 | - | - | 3,000 |
| Common shares repurchased | - | - | - | (11,180) | (11,180) |
| Stock issued | - | - | - | - | - |
| Net income | - | - | 2,902 | - | 2,902 |
| Balance, March 31, 2006 | $ 90 | $ 115,003 | $ (68,510) | $ (11,180) | $ 35,403 |

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

## Cedar Creek Securites, Inc.
## Statements of Cash Flows
## For the Years Ended March 31, 2006 and March 31, 2005

| | 2006 | 2005 |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net Income (Loss) | $ 2,902 | $ (27,322) |
| Adjustments to Reconcile Net Loss to Net Cash | | |
| Provided by (Used in) Operating Activities: | | |
| Depreciation | 1,362 | 1,035 |
| Realized gain on investments | 958 | (392) |
| Unrealized (gain) loss on investments | (264) | 674 |
| (Increase) decrease in assets: | | |
| Receivables from brokers | (11,779) | (13,078) |
| Prepaid expenses | 546 | (322) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | (813) | (4,544) |
| Credit card payable | 1,651 | 7,336 |
| Accrued payroll | 2,600 | 2,400 |
| Accrued commissions payable | 10,625 | 4,563 |
| Net Cash Provided by (Used in) Operating Activities | 7,788 | (29,650) |
| **Cash Flows from Investing Activities:** | | |
| Purchases of property and equipment | (2,288) | (1,519) |
| Purchases of investments | (1,971) | (7,885) |
| Net Cash Used in Investing Activities | (4,259) | (9,404) |
| **Cash Flows from Financing Activities:** | | |
| Additional paid in capital contributed | 3,000 | 33,850 |
| Increase (decrease) in short term debt | (71) | 155 |
| Decrease in long term debt | (1,156) | (1,226) |
| Net Cash Provided by Financing Activities | 1,773 | 32,779 |
| Net Increase (Decrease) in Cash | 5,302 | (6,275) |
| Cash - Beginning of year | 7,960 | 14,235 |
| Cash - End of year | $ 13,262 | $ 7,960 |

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

## Cedar Creek Securites, Inc.
## Statements of Cash Flows
## For the Years Ended March 31, 2006 and March 31, 2005

| | 2006 | 2005 |
|---|---|---|
| **Supplementary Disclosures of Cash Flow Information:** | | |
| Cash paid during the period for | | |
| Interest | $1,670 | $1,044 |
| Income taxes | $0 | $0 |
| **Non-cash Investing and Financial Activities:** | | |
| Treasury shares purchased with shareholder receivable | $11,180 | $0 |

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

## *Note 1 - Summary of Significant Accounting Policies*

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### *Business Activity*

The Company was incorporated in the state of Wisconsin on March 22, 2001. The Company is registered with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc., the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation. The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

### *Cash Equivalents*

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

### *Property and Equipment*

Property and equipment are recorded at cost, and depreciated using the straight-line method over various lives between five and 40 years.

### *Income Taxes*

The Company has federal and state net operating loss carry forwards as of March 31, 2006 that will expire over the following years:

| Year Ending March 31, | Amount |
|---|---|
| 2017 | $ 4,461 |
| 2018 | 7,980 |
| 2019 | 25,986 |
| 2020 | 27,000 |
| Total | $ 65,427 |

The Company has a deferred tax asset of approximately $14,000 due to these net operating loss carry forwards, but due to the uncertainty of realizing these net operating losses, a reserve is set up for the same amount as the asset.

## *Note 1 - Summary of Significant Accounting Policies (continued)*

*Investments and Allowance for Unrealized Gains/(Losses)*

The investments are considered trading securities, and are recorded at fair value in accordance with FASB 115 requirements. FASB 115 requires a separate accounting of the difference between the cost and the current fair value. As of March 31, 2006 and March 31, 2005 the allowance for unrealized loss was $(234) and $(498), respectively. The average cost method is used to calculate the realized gain when securities are sold.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## *Note 2 - Net Capital Requirements*

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006, the Company's net capital and required net capital were $23,267 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 135%.

## *Note 3 - Common Stock*

As of March 31, 2006 and March 31, 2005, common stock consists of 9,000 authorized, 9,000 issued and outstanding $.01 par value shares, respectively

## *Note 4 - Filing Requirements*

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2006. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

### *Note 5 - Lease Commitment*

The Company has an operating lease for real estate. Minimum rentals under the terms of the lease are as follows:

| Year Ending March 31, | | Amount |
|---|---|---|
| 2007 | $ | 10,650 |
| 2008 | | 2,700 |
| 2009 | | - |
| 2010 | | - |
| 2011 | | - |
| | $ | 13,350 |

### *Note 6 - Long Term Debt*

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Capital lease payable - NEC Financial Payable in monthly installments of $122.85 at 13.508% interest, per annum. Secured by telephone equipment. Matures in 2007. | $ | 1,156 | $ | 2,382 |
| Total Long Term Debt | | 1,156 | | 2,382 |
| Less: current portion | | (1,156) | | (1,227) |
| Net Long Term Debt | $ | - | $ | 1,155 |

Maturities of long term debt are as follows:

| Year Ending March 31, | | Amount |
|---|---|---|
| 2007 | $ | 1,156 |
| 2008 and Later | | - |
| Total | $ | 1,156 |

*Note 7 - Treasury Stock*

The Company repurchased 3,000 shares of common stock for the outstanding receivable of a shareholder during the fiscal year ended March 31, 2006 for $11,180. The Company is using the cost method to account for the treasury stock.

## Cedar Creek Securities, Inc.
## Computation of Net Capital and Aggregate Indebtedness
## For the Years Ended March 31, 2006 and March 31, 2005

| | 2006 | 2005 |
|---|---|---|
| **Net Capital Computation** | | |
| Stockholders' equity at year end | $ 35,403 | $ 40,681 |
| Deductions: | | |
| Nonallowable assets: | | |
| Prepaid expenses | (2,014) | (2,560) |
| Nonallowable receivables | (42) | (14,411) |
| Net property and equipment | (9,156) | (9,386) |
| Other assets | (500) | (500) |
| Haircuts on security positions | (424) | (548) |
| Net Capital | $ 23,267 | $ 13,276 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 2,089 | $ 1,233 |
| Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| Net capital requirement | $ 5,000 | $ 5,000 |
| **Computation of Aggregate Indebtedness** | | |
| Total liabilities | $ 31,333 | $ 18,497 |
| Aggregate Indebtedness | $ 31,333 | $ 18,497 |
| **Percentage of Aggregate Indebtedness to Net Capital** | 135% | 139% |

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

## Cedar Creek Securities, Inc.
## Computation of Net Capital and Aggregate Indebtedness
## For the Years Ended March 31, 2006 and March 31, 2005

| | 2006 | 2005 |
|---|---|---|
| **Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):** | | |
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ 23,267 | $ 16,999 |
| Changes due to audit | - | (3,723) |
| Net Capital Per Above | $ 23,267 | $ 13,276 |

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

*CERTIFIED PUBLIC ACCOUNTANTS*

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

**Independent Auditor's Report on Internal Control**

To the Board of Directors,
Cedar Creek Securities, Inc.

In planning and performing our audits of the financial statements of Cedar Creek Securities, Inc. for the years ended March 31, 2006 and March 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cedar Creek Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

**1800 East Main Street, Suite 100**
**Waukesha, Wisconsin 53186-3902**

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Cedar Creek Securities, Inc. for the years ended March 31, 2006 and March 31, 2005, and this report does not affect our report thereon dated May 2, 2006. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2006, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Waukesha, Wisconsin
May 2, 2006